EXHIBIT 99.1

Osisko Gold Enters Support and Benefits Agreement with the District of Wells for the Cariboo Gold Project

TORONTO, July 22, 2026 (GLOBE NEWSWIRE) -- Osisko Gold Group Inc. (NYSE: OGG, TSXV: OGG) ("Osisko Gold" or the "Company") is pleased to announce that it has entered into a Support and Benefits Agreement (the "Agreement") with the District of Wells, British Columbia (the "District"), through the Company's wholly owned subsidiary, Barkerville Gold Mines Ltd., effective July 21, 2026, to support social and economic initiatives within the District in respect of the Company's 100%-owned, fully permitted Cariboo Gold Project (the "Project").

The Agreement reinforces the Company's commitment to being a responsible and proactive member of the community as the Project advances. It provides for social and economic benefits to the District, reflects the Company's commitment to addressing local interests and concerns, and establishes a framework for ongoing collaboration as the Project advances.

"This Agreement reflects a strong and collaborative partnership between the District of Wells and Osisko. As the Project moves toward construction, this Agreement provides us with critical resources and structure to address community needs and ensure that residents benefit from the opportunities ahead. We look forward to building on this foundation together," said Ed Coleman, Mayor of the District of Wells.

"The District and its residents are key partners as we advance the Cariboo Gold Project. Through this Agreement, we remain committed to ensuring that the positive benefits of the Project are felt locally and meaningfully. The initiatives supported under this Agreement are intended to deliver lasting, positive benefits to the community and we look forward to continuing to work closely with the District as the Project progresses," said Greg Perrins, VP, Sustainable Development of Osisko Gold.

Over its three-year term, the Agreement contemplates voluntary financial contributions by the Company of up to $3.0 million in aggregate, subject to the Company's sole discretion and continued participation under the Agreement. The contributions under the Agreement will be advanced in stages over its three-year term to support durable, long-term community infrastructure investments and other priority initiatives identified by the District. Certain agreed-upon priorities include:

  Targeted capital and operating support of $500,000 for the WILDways High School. This funding is intended to support the school's infrastructure needs and continued operation to provide high-school-aged residents of Wells with the opportunity to attend high school in their local community.
  Other community infrastructure initiatives.

The Company recognizes that community engagement is an ongoing process and remains committed to working collaboratively with the District to address the community's social and economic priorities as the Project advances.

ABOUT OSISKO GOLD GROUP INC.

Osisko Gold Group Inc. is a continental North American gold development company focused on past producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline is complemented by the Tintic Project, located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Gold is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskogold.ca or contact:

Sean Roosen Chairman and CEO Email: sroosen@osiskogold.ca Tel: +1 (514) 940-0685	Philip Rabenok Vice President, Investor Relations Email: prabenok@osiskogold.ca Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements are identified with words such as "may", "will", "would", "could", "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements pertaining to: the Company's anticipated annual contributions under the Agreement and the timing thereof (if at all); the Agreement remaining in force and not being terminated or suspended; the ability to deliver social and economic benefits to the District (if any); ability and timing to address local interest and concerns (if at all); the ability and timing to reach a comprehensive community support and benefits agreement for the operations phase; the Company's objective of becoming an intermediate gold producer (if at all); the ability to develop the Cariboo Gold Project and its status as being fully permitted; and the exploration potential and prospectivity (if any) of its properties. Such forward-looking statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. These assumptions include, but are not limited to: the absence of any work stoppages or suspensions at the Company's projects; favourable regulatory conditions and approvals; the ability to maintain adequate personnel and contractor levels; the absence of unforeseen ground conditions or other geological challenges; the availability of necessary equipment, supplies and infrastructure; and general economic and market conditions. Actual results could differ materially due to a number of factors, including, without limitation: risks related to the exploration, development and operation of the Cariboo Gold Project; health, safety and security incidents; regulatory delays or changes in regulatory framework and applicable laws; labour shortages or disputes; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity and currency exchange rates; changes in regulatory framework and applicable laws, as well as those risks and factors disclosed in the Company's most recent annual information form, financial statements and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.